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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                SCHEDULE 13E-3
                    Rule 13e-3 Transaction Statement Under
             Section 13(e) of the Securities Exchange Act of 1934
                               _________________

                             ERC Industries, Inc.
                             (Name of the Issuer)

                             ERC Industries, Inc.
                             ERC Acquisition, Inc.
                              John Wood Group PLC
                      (Name of Persons Filing Statement)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   268912102
                     (CUSIP Number of Class of Securities)

                               Wendell R. Brooks
                            Chief Executive Officer
                             ERC Industries, Inc.
                            1441 Park Ten Boulevard
                             Houston, Texas 77084
                                (281) 398-8901
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                  Copies to:

      J. David Kirkland, Jr.                         Bryce D. Linsenmayer
        Baker Botts L.L.P.                           Haynes and Boone, LLP
       3000 One Shell Plaza                       1000 Louisiana, Suite 4300
     Houston, Texas 77002-4995                     Houston, Texas 77002-5012
          (713) 229-1101                                (713) 547-2100

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [  ] A tender offer.

     d.  [  ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the
results of the transaction: [   ]

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation*                         Amount of Filing Fee
     ---------------------                          --------------------
--------------------------------------------------------------------------------
          $5,056,912                                        $1,012
--------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(b) under the Act and determined by multiplying 3,160,570 (the number of shares of common stock, par value $0.01 per share, of ERC Industries, Inc. ("ERC") outstanding as of March 29, 2000 and owned by ERC stockholders other than John Wood Group PLC) by $1.60 per share (the cash amount per share to be paid to such stockholders in the transaction described in this Statement).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
          $1,012
     ---------------------------------------------------------------------------
     Form or Registration No.:
          Preliminary Proxy Statement on Schedule 14A
     ---------------------------------------------------------------------------
     Filing Party:
          ERC Industries, Inc.
     ---------------------------------------------------------------------------
     Date Filed:
          April 14, 2000
     ---------------------------------------------------------------------------

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                                SCHEDULE 13E-3

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Statement") relates to the proposed merger (the "Merger") of ERC Acquisition, Inc. ("ERC Acquisition"), a Delaware corporation formed for purposes of this transaction by John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom ("Wood Group"), with and into ERC Industries, Inc., a Delaware corporation (the "Company"), with the Company surviving as a wholly owned subsidiary of Wood Group (the "Surviving Corporation"). The Company, Wood Group and ERC Acquisition have entered into an Agreement and Plan of Merger, dated as of March 29, 2000 (the "Merger Agreement"), providing for the Merger.

     On the terms and subject to the conditions set forth in the Merger Agreement, if the Merger is consummated, (i) each outstanding share of Common Stock, par value $0.01 per share ("Common Stock"), of ERC (except for shares of Common Stock (a) that are owned by ERC Acquisition, Wood Group or any subsidiary of Wood Group or the Company, (b) that are held in the Company's treasury or (c) for which the applicable holders have validly exercised appraisal rights pursuant to Delaware law ("Dissenting Shares")) will be converted into the right to receive $1.60 in cash, without interest, (ii) each share of Common Stock and all other shares of capital stock of the Company owned by ERC Acquisition, Wood Group or any subsidiary of Wood Group or the Company or that are held in the Company's treasury will be canceled with no consideration paid therefor ("Canceled Shares") and (iii) each share of the stock of ERC Acquisition will be converted into one share of the Surviving Corporation.

     As a result of the Merger, Wood Group will own 100% of the capital stock of the Company, and the stockholders of the Company (other than holders of Dissenting Shares or Canceled Shares) will receive $1.60 in cash for each share held. Concurrently with the filing of this Statement, the Company is filing a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") pursuant to which its stockholders will be given notice of the Merger. All information in the Proxy Statement, which is filed as exhibit (a)(1) hereto, is hereby expressly incorporated herein by reference. Specific item numbers from Schedule 13E-3, including the applicable sections of Regulation M-A, are included in this Statement only to the extent necessary to provide information that is not in the Proxy Statement but is required to be disclosed pursuant to Schedule 13E-3.

Item 2.  Subject Company Information.

         Item 1002(e) of Regulation M-A: None.

Item 3.  Identity and Background of Filing Person.

         Item 1003(a) of Regulation M-A: This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Wood Group and ERC Acquisition.

Item 4.  Terms of the Transaction.

         Item 1004(f) of Regulation M-A: None.

Item 8.  Fairness of the Transaction.

         Item 1014(f) of Regulation M-A:  Not Applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

         Item 1007(d) of Regulation M-A:  Not Applicable.

                                  Page 2 of 4
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Item 13. Financial Statements.

       Item 1010(b) of Regulation M-A:  Not Applicable.

Item 16. Exhibits.

Exhibit No.                         Description
-----------                         -----------
(a)(1)         Proxy Statement

(a)(2)         Press Release issued by the Company dated March 29, 2000

(b)            None

(c)(1) Opinion of Schroder & Co. Inc., dated February 17, 2000 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (a)(1))

(c)(2) Letter from Schroder & Co. Inc. to the Special Committee of the Board of Directors of the Company, dated March 28, 2000 (included as Appendix B to the Proxy Statement, which is filed herewith as Exhibit (a)(1))

(c)(3) Presentation materials prepared by Schroder & Co. Inc. dated February 17, 2000 to the Special Committee of the Board of Directors of the Company

(c)(4) Presentation materials prepared by Schroder & Co. Inc. dated March 28, 2000 to the Special Committee of the Board of Directors of the Company

(d)(1) Agreement and Plan of Merger, dated as of March 29, 2000, among the Company, Wood Group and ERC Acquisition (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit
               (a)(1))

(d)(2) Registration Rights Agreement dated June 6, 1996 between Wood Group and the Company (incorporated by reference to Exhibit J to Wood Group's Schedule 13D (Amendment No. 8) dated June 12, 1996 with respect to the Common Stock of the Company)

(d)(3) Registration Rights Agreement dated September 8, 1997 between Wood Group and the Company (incorporated by reference to Exhibit L to Wood Group's Schedule 13D (Amendment No. 12) dated September 10, 1997 with respect to the Common Stock of the Company)

(d)(4) Registration Rights Agreement dated May 14, 1999 between Wood Group and the Company (incorporated by reference to Exhibit O to Wood Group's Schedule 13D (Amendment No. 13) dated May 14, 1999 with respect to the Common Stock of the Company)

(e)            None

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the Proxy Statement, which is filed herewith as Exhibit (a)(1))

(g)            None

(h)            None

                                  Page 3 of 4
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                                   SIGNATURE

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2000

                                    ERC INDUSTRIES, INC.


                                    By:/s/ Wendell R. Brooks
                                       __________________________________
                                       Chief Executive Officer


                                    ERC ACQUISITION, INC.


                                    By:/s/ Wendell R. Brooks
                                       __________________________________
                                       President


                                    JOHN WOOD GROUP PLC


                                    By:/s/ Wendell R. Brooks
                                       __________________________________
                                       Director




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